Forward-Looking Statement

This statement contains forward-looking information regarding Mylance's future growth and performance. Mylance is focused on building a lead generation engine for consultants, with a strong commitment to innovation and customer satisfaction. While the company expects to be unprofitable for 2023 and potentially beyond, Mylance is taking a deliberate and strategic approach to its growth and profitability goals. The company intends to reach profitability in mid-2024 and will keep a super-lean team while remaining unprofitable. Mylance will leverage its educational materials to help boost revenue but is primarily focused on tech products to build recurring revenue streams. While the company believes it has a solid plan to achieve its goals, its actual results may differ materially from these projections due to various factors, including market conditions, competition, and changes in the regulatory environment.